UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30754 / October 23, 2013

In the Matter of	:
	:
STELLUS CAPITAL INVESTMENT CORPORATION	:
STELLUS CREDIT FUND I, LP	:
STELLUS CREDIT FUND GP, LLC	:
STELLUS CAPITAL MANAGEMENT, LLC	:
	:
4400 Post Oak Parkway, Suite 2200	:
Houston, TX 77027	:
	:
(812-14061)	:
	:

ORDER UNDER SECTIONS 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Stellus Capital Investment Corporation, Stellus Credit Fund I, LP, Stellus Credit Fund GP, LLC and Stellus Capital Management, LLC filed an application on July 20, 2012, and amendments to the application on January 10, 2013, May 22, 2013, September 20, 2013, and September 26, 2013, requesting an order under sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by section 57(a)(4) of the Act. The order permits a business development company ("BDC") to co-invest with certain affiliated investment funds in portfolio companies.

On September 30, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30739). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the BDC in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Stellus Capital Investment Corporation, et al. (File No. 812-14061) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary